March 20, 2008

PHILIPS COMPLETES CANCELLATION OF 59.9 MILLION SHARES

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that it has completed the cancellation of in total 59,907,089 shares which have been acquired for cancellation purposes during the period starting March 7, 2007 up to and including March 18, 2008 against an average repurchase price of EUR 28.64 per share. These shares have been repurchased under the share repurchase program Philips had in place in 2007 and the EUR 5 billion program the company announced on December 19, 2007 which is currently being executed.

In connection with this share capital reduction, Philips has notified the Netherlands Authority for the Financial Markets (AFM) that it no longer holds 5 per cent of its own shares. As a result of the cancellation of shares, Philips’ issued share capital as per today amounts to 1,082,919,674 shares of which 51,535,354 shares are held by Philips to cover long-term incentive and employee stock purchase plans.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications:
Tel: +31 20 5977415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.